January 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Cellu Tissue Holdings, Inc.
Filed on Form S-1
Registration No. 333-162543

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 7, 2010 and the date hereof, 6,074 copies of the Preliminary Prospectus dated January 7, 2010 were distributed as follows: 4,274 to six prospective underwriters; 1,683 to 1,683 institutional investors; 105 to two prospective dealers; three to one individual and nine to three rating agencies.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 1:00 p.m., Washington, D.C. time, on Thursday, January 21, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES INC.

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)